

Mail Stop 3030

September 14, 2009

VIA U.S. MAIL AND FAX (212) 202-5283

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

  Re: Harbin Electric, Inc.
    Form 10-K for the year ended December 31, 2008
    Filed March 13, 2009
    File No. 001-33276

Dear Mr. Xu:

  We have reviewed your response dated September 3, 2009 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements, page F-1

Note 14 - Other Expenses and Income, Net, page F-31

1.   Please refer to our prior comment 4. We understand from your response that the amount relates to a 2.5% rebate of the income tax paid. Please tell us the dollar amounts of the referenced rebates included in other income during the periods presented, how you have reflected this rebate as part of your tax provision and why you believe it should be separately accounted for and presented as other income under U.S. GAAP.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jamarillo, Accounting Branch Chief, at (202) 551-3212.

                                        Sincerely,

                                        Jay Webb
                                        Accounting Reviewer